

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Dennis Nguyen
Chief Executive Officer
Society Pass Incorporated
701 S. Carson Street, Suite 200
Carson City, NV 89701

      Re: Society Pass Incorporated
          Registration Statement on Form S-1
          Filed January 18, 2021
          File No. 333-262177

Dear Mr. Nguyen:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2022 letter.

Registration Statement on Form S-1 filed on January 14, 2022

Cover Page

1.   We note your revised disclosures in response to comment 1 and reissue our comment in part. Please revise your cover page to disclose whether the selling stockholders are selling at a fixed price or at market prices. Please also include the information required by Item 508 of Regulation S-K for the selling shareholder offering.

Selling Stockholders, page 91

2.   We note your revised disclosure in response to comment 4. Please disclose or clarify your disclosure to describe the transaction(s) in which your directors received the shares that they propose to sell in the offering. Please also revise your Selling Stockholders table to

include those executive officers, directors and 5% stockholders who are selling in the resale offering. Please also ensure that the amount being registered for resale matches the number of shares included in the selling stockholder table.

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services